MUTUAL OF AMERICA
LIFE INSURANCE COMPANY
320 PARK AVENUE
NEW YORK NY 10022-6839
212 224 1840
212 224 2518 FAX

AMY LATKIN
VICE PRESIDENT AND
ASSOCIATE GENERAL COUNSEL
CORPORATE LAW
AMY.LATKIN@MUTUALOFAMERICA.COM

February 15, 2018

Via EDGAR correspondence

Disclosure Review Office Three

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Mutual of America Separate Account No. 2

Initial Registration Statement on Form N-4 (File Nos. 333-221999 and 811-03996)

Dear Ms. Bentzinger:

On behalf of Mutual of America Life Insurance Company (the “Company”) and Mutual of America Separate Account No. 2 (the “Registrant”), we are providing responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to counsel for the Company dated January 11, 2018 and received on January 30, 2018. We are transmitting this response letter in anticipation of filing with the Commission Pre-Effective Amendment No. 1 (the “Amendment”) to the above-referenced Form N-4 Registration Statement (“Registration Statement”) for certain group variable accumulation annuity contracts (the “TDA and VEC Contracts”) under the Securities Act of 1933 (the “Securities Act”).

The Amendment incorporates changes made in response to the comments provided by the Staff. For the Staff’s convenience, each of the comments is set forth in full below, followed by the Company’s response. All changes mentioned herein appear in the attached draft Amendment.

General

Comment 1:	Please confirm that all missing information, including all exhibits, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

Securities and Exchange Commission

February 15, 2018

Response:	The Registrant confirms that all missing information, including all exhibits, will be filed in a pre-effective amendment to the registration statement.

Comment 2:	Please consider removing the cross-reference sheet from the registration statement, as it is no longer required by Rule 495 under the Securities Act of 1933 (the “1933 Act”).

Response:	We have removed the cross-reference sheet from the registration statement.

Definitions we use in this Prospectus (pp. 3-5)

Comment 3:	Please define “Account Balance,” which is used throughout the prospectus.

Response:	We changed references to “Account Balance” to read “Account Value.” The term “Account Balance” was used in two instances in the prospectus, instead of the term “Account Value,” which is a defined term and used throughout the prospectus.

Comment 4:	The terms “Interest Accumulation Account” and “SponsorConnect” are not used in the prospectus. In accordance with plain English principles, please remove these as defined terms.

Response:

We have changed the defined term from “General Account (or Interest Accumulation Account)” to “General Account”.

We use the term “Mutual of America SponsorConnectSM throughout the prospectus. While the term “SponsorConnect” is not used alone in the prospectus, it is included in the definitions section with a reference to “Mutual of America SponsorConnectSM” in order to help the reader, who may look for the definition of “SponsorConnect.”

Comment 5:

The subaccounts of the Separate Account are referred to in the prospectus as “Fund,” “Investment Funds,” or “Separate Account Fund.” When referring to the subaccounts, please use a term that does not include “fund” to ensure investors do not confuse the Separate Account or its subaccounts with a mutual fund.

Similarly, Mutual of America Investment Corporation is referred to as “Investment Company” in the prospectus. When referring to this mutual fund group, please use a term other than “Investment Company” to avoid investor confusion with respect to the other investment companies discussed in the prospectus (e.g., the Separate Account, Fidelity Variable Insurance Products, Vanguard Variable Insurance Fund, etc.).

Securities and Exchange Commission

February 15, 2018

Response:	We have changed all references to the subaccounts of the Separate Account to “Subaccounts”. Also, we have changed all references of “Investment Company” to “Mutual of America Investment Corporation”.

Tables of Annual Expenses (pp. 6-7)

Comment 6:	Please remove the footnote 2 references accompanying the Administrative Charges and Distribution Exchange Charge line items for Tier 3, Tier 4, and Tier 5 Reduced Fees, as the footnote reference is already reflected in the heading. Further, please remove the footnote 2 references accompanying the Administrative Charges and Distribution Exchange Charge line items for VEC and TDA Inactive Plans, as this footnote is not applicable to such Contracts.

Response:	The references to footnote 2 have been removed per the comment.

Comment 7:	Please clarify the heading “VEC and TDA Inactive Plans,” as it suggests that the charges therein relate to VEC Inactive Plans.

Response:	The heading has been revised to read “TDA Inactive Plans and VEC;” however, please note that all VEC plans are Inactive Plans.

Summary of Information in this Prospectus - Underlying Funds (p. 9)

Comment 8:	Please update the number of Underlying Funds offered under the Contract.

Response:	The number of Underlying Funds has been updated.

Summary of Information in this Prospectus - Annuitants and Beneficiaries (p. 13)

Comment 9:	If true, please state that the Annuitant cannot be changed.

Response:	The first sentence has been revised to read: “If you are a Participant under a TDA Contract, you are the Annuitant, and the Annuitant cannot be changed.”

Summary of Information in this Prospectus - Death Benefits During the Accumulation Period (p. 13)

Comment 10:	The Participant must be the Annuitant, as stated in the definition of Annuitant. Accordingly, please revise the statement that the death benefit will be the Account Value as of the date the Company receives due proof of death of the Participant “or the Annuitant, if different.”

Securities and Exchange Commission

February 15, 2018

Response:	We deleted the phrase: “or the Annuitant, if different.”

Comment 11:	Please clarify that the amount of the death benefit is the Account Value less any outstanding loans and interest.

Response:	We added in the phrase “less any outstanding loans and interest,” so the sentence now reads: “The death benefit amount will be your Account Value, less any outstanding loans and interest, as of the date we receive proof of your death, the election of the Beneficiary(ies) telling us how we should pay the death benefit and other information necessary to process the claim.”

Underlying Funds in Which Our Separate Account Invests (pp. 14-18)

Comment 12:	Please bold or otherwise make more prominent the paragraph informing Participants how to obtain Underlying Fund prospectuses and that such prospectuses should be read carefully before investing. See Item 5(d) of Form N-4.

Response:	The following paragraph is now written in bold font: “You will find more detailed information about the Underlying Funds in their current summary prospectuses, which are attached to this Prospectus. You should read each prospectus carefully for a complete evaluation of the Underlying Funds, their investment objectives, principal investment strategies and the risks related to those strategies before investing.”

Comment 13:	Please disclose any potential conflicts of interest with respect to the Company’s selection of affiliated Underlying Funds.

Response:

We have added the following disclosure regarding the Company’s selection of Underlying Funds and potential conflicts of interest to the prospectus:

Selection of Underlying Funds. The Underlying Funds offered through the Contracts are selected by us. Before adding an Underlying Fund, we evaluate a number of important criteria, including, but not limited to, a fund’s category and style; its investment policy and objectives; the investment manager’s investment processes; the fund’s fit within the mix of the existing investment alternatives and managers offered through the Company’s contracts; the fund’s investment management fees; the appropriateness of the fund for long-term investment of retirement plan assets; the expertise and reputation of the investment manager and the experience and stability of the management team, including the portfolio managers; the effectiveness of the investment manager’s research; the competitive historical fund performance; and the manager’s adherence to the stated investment objectives and style. Consideration is also given to the appeal of the investment management firm to current and future Contract Holders and Participants.

Securities and Exchange Commission

February 15, 2018

We review the Funds periodically and may remove an Underlying Fund or limit its availability to new Contributions and/or Transfers of Account Value if we determine that an Underlying Fund no longer satisfies one or more of the selection criteria. We have included the Mutual of America Investment Corporation Funds at least in part because they are managed by Mutual of America Capital Management LLC, our indirect wholly-owned subsidiary. We benefit from assets invested in Mutual of America Investment Corporation’s Underlying Funds because our subsidiary receives compensation from those Underlying Funds for investment advisory, administrative, transfer agency, distribution, and/or other services provided. Thus, we may receive more revenue with respect to affiliated Underlying Funds than unaffiliated Underlying Funds.

You are responsible for choosing the Subaccounts, and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Because investment risk is borne by you, you should carefully consider any decisions that you make regarding investment allocations.

In making your Subaccount selections, we encourage you to thoroughly investigate all of the information that is available to you regarding the Underlying Funds including each Underlying Fund’s prospectus, SAI and annual and semi-annual reports. After you select Subaccounts, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

You bear the risk of any decline in your Account Value resulting from the performance of the Subaccounts you have chosen.

We do not recommend or endorse any particular Subaccount or Underlying Fund and we do not provide investment advice.

Charges You or Your Employer Will Pay (pp. 18-23)

Comment 14:	The disclosure on page 19 states that Separate Account charges may not exceed 2.00% in the aggregate under TDA Contracts, and that the Monthly Participant Charge may not exceed $2 per month under TDA Contracts. Please clarify that this is also true with respect to VEC Contracts (as indicated in the fee table). Please also disclose that each of the Expense Risk Charge, Administrative Charges, and Distribution Expense Charge may be increased, but only to an aggregate of 2.00% of Separate Account net assets for all such charges.

Response:	The disclosure regarding charges applies to both TDA and VEC Contracts so the phrase “under TDA Contracts” has been deleted and the paragraph has been revised to read: “Separate Account charges may not exceed 2.00% in the aggregate. The Monthly Participant Charge may not exceed $2 per month.”

Securities and Exchange Commission

February 15, 2018

Also, the following sentence was added to the Administrative Charges section: “The Administrative Charge may be increased, but together with the Distribution Expense Charge and Expense Risk Charge, may not exceed 2.00% in the aggregate.”

The following sentence was added to the Distribution Expense Charge section: “The Distribution Expense Charge may be increased, but together with the Administrative Charge and Expense Risk Charge, may not exceed 2.00% in the aggregate.”

The following sentence was added to the Expense Risk Charge section: “The Expense Risk Charge may be increased, but together with the Administrative Charge and Distribution Expense Charge, may not exceed 2.00% in the aggregate.”

Comment 15:	When describing the Distribution Expense Charge and the Expense Risk Charge, please state that the charge is deducted on each Valuation Day as a percentage of Separate Account net assets. See Item 6 of Form N-4.

Response:

The following sentence has been added to the “Distribution Expense Charge” section: “We deduct, on each Valuation Day, from the value of the net assets in each Subaccount a charge for distribution expenses.”

The following sentence has been added to the “Expense Risk Charge” section: “We deduct, on each Valuation Day, from the value of the net assets in each Subaccount a charge for expense risks.”

Comment 16:	Please disclose when loan interest charged is due and payable. Please also disclose the late fees imposed if a loan payment is past due, and how such fees are deducted under the Contract. See Item 6 of Form N-4.

Response:

Loans under the Contracts are repaid pursuant to an amortization schedule for a period of time of up to five years (ten years if the loan proceeds are used to purchase a primary residence), with payments scheduled to coordinate with the Contractholder’s payroll schedule, but not less frequently than quarterly. Because repayments are made through payroll deduction while the Participant remains employed by the Contractholder, late fees only apply to bills sent to former employees with outstanding loan balances.

The following disclosure has been added to the “Loans under a TDA Contract” section: “Any loan shall be repaid within five years, except a loan used to purchase a primary residence of the Participant may be repaid over a period not to exceed ten years. Your repayment schedule will provide for the substantial level amortization of the loan over the applicable period, with payments by payroll deduction in accordance with your payroll schedule or as otherwise permitted by the Code.

Securities and Exchange Commission

February 15, 2018

If you terminate your employment while a loan remains outstanding, you will be billed for your loan repayments. We will impose a late fee in the amount of the lesser of $15, or 5% of your payment, if your payment is not received within 30 days, which will be included in your next bill.”

Your Right to Make Withdrawals, including by Specified Payments (pp. 26-27)

Comment 17:	The prospectus states that the Participant’s right to withdraw all or any portion of Account Value is restricted by federal tax law, where withdrawals may not be taken before age 59 1/2 except for certain limited circumstances (e.g., death or disability). If true, please include in the registration statement a representation that the Company is relying on a no-action letter in order to restrict withdrawals, and that the Company has complied with the provisions of the letter. See, e.g., ACLI No-Action Letter (Nov. 28, 1988) (“any registered separate account relying on this no-action position must . . . [i]nclude in [the] registration statement . . . a representation that this no-action letter is being relied upon and that the provisions of paragraphs (1) - (4) above have been compiled with”). Alternatively, please explain the legal basis under Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940 (the “1940 Act”) for restricting withdrawals.

Response:	The representations requested by the Commission staff, that the Company is relying upon the no-action letter issued to the American Council of Life Insurance on November 28, 1988 (the “Letter”) in restricting withdrawals as noted above and that conditions (1) - (4) of the Letter have been compiled with, have been added to Part C of the Amendment under Item 32.

You May Obtain an Annuity with your Account Value (pp. 29-31)

Comment 18:	The prospectus states that the Company will fix the amount of each Annuity Payment and guarantee payment according to the form of annuity selected. Please clarify what is meant by a “guarantee payment.”

Response:	We have revised the paragraph to read: “We will fix the amount of each Annuity Payment and we guarantee that we will make the payments, according to the form of annuity you select (refer to “Available Forms of Annuity”). Our guarantee of payment is subject to our financial strength and our ability to meet our claims-paying obligations under the contract, so you should consider our financial strength when electing a benefit option. The amount of the Annuity Payments depends on the annuity form you choose, your age, your joint annuitant’s age, if applicable, the applicable annuity purchase rates and your Account Value. The duration of an annuity can affect your level of benefit, with longer durations generally producing a lower monthly payment, all things being equal.

Securities and Exchange Commission

February 15, 2018

We guarantee that the purchase rates we use to determine the amount of Annuity Payments will be the better of the guaranteed rates in the Contract or our then-current annuity purchase rate.”

Comment 19:	Please provide the earliest and latest possible Annuity Commencement Dates. See Item 8(b) of Form N-4.

Response:

The prospectus states: “You must notify us in writing of the Annuity Commencement Date in advance, according to our procedures. The Annuity Commencement Date must be on the first of a month and must be in accordance with the Plan and the Code.”

The contract does not provide for the earliest and latest possible Annuity Commencement Dates. Any limitation on the timing of the Annuity Commencement Date may be limited by your Plan or the Tax Code.

Comment 20:	Please define “commuted value” when describing the Life Annuity with Ten Years Period Certain.

Response:	We have added the term “Commuted Value” to the Definitions section as follows: “Commuted Value: The present value of annuity payments due under an income option or method of payment not based on life contingencies.”

Comment 21:	With respect to the Joint and 66 2/3% Survivor Life Annuity with Ten Year Period Certain, please state what happens to the remaining payments if the Beneficiary dies prior to the end of the ten-year period.

Response:	We added in the following sentence to the paragraph: “If the Beneficiary dies before the end of the ten year period, we will pay the Commuted Value of the remaining Annuity Payments to the payee named by the Beneficiary.”

Comment 22:	Please disclose the risk that if the Joint and Survivor Life Annuity or the Non-Refund Life Annuity is selected, there is the possibility of receiving no annuity payments if the Annuitant (or both annuitants, as applicable) die before the date the first payment is scheduled to be made.

Response:	Please note that if the Annuitant (and Joint Annuitant, if applicable) die before the date the first payment is scheduled to be made (i.e., the Annuity Commencement Date), a death benefit in the amount of the Account Value becomes payable to the Beneficiary, as disclosed in the section of the prospectus titled “Death Benefit Prior to the Annuity Commencement Date.”

Securities and Exchange Commission

February 15, 2018

In light of your concern, however, we have added the following sentence to the disclosure under “Death Benefit After the Annuity Commencement Date”: “If you elect a form of annuity that does not provide for a certain period or full cash refund, then no payments or death benefit will be due following the death of the Annuitant (and the Joint Annuitant, as applicable) after the Annuity Commencement Date.”

Legal Proceedings (p. 42)

Comment 23:	The prospectus states that the Company is engaged in litigation that, in its judgment, is “not of material importance in relation to [its] total assets.” Per Item 13 of Form N-4, legal proceedings are material to the extent that they are likely to have a material adverse effect upon: (1) the ability of the principal underwriter to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts; or (2) the Separate Account. Please revise the disclosure accordingly.

Response:	We revised the Legal Proceedings language to read: “We are engaged in litigation of various kinds, which in our judgment are not likely to have a material adverse effect on the Separate Account, the ability of the Company to perform under its principal underwriting contract with the Separate Account, or the Company’s ability to meet its obligations under the Contracts. There are no legal proceedings pending to which the Separate Account is a party.”

Appendix B – General Account Operations

Comment 24:	The Company credits a daily interest rate to amounts allocated to the General Account, and reserves the right to change the credited rate at any time, subject to a minimum guaranteed rate. Accordingly, it does not appear that interests in the General Account qualify for the Rule 151 safe harbor under Section 3(a)(8) of the 1933 Act. Please explain whether the Company is relying on Section 989J (the “Harkin Amendment”) of the Dodd-Frank Wall Street Reform and Consumer Protection Act in 2010 with respect to interests in the General Account.

Response:	The Company is relying on the Harkin Amendment in not registering interests in the General Account as securities with the SEC. With respect to the General Account interests, the Company believes that the three conditions of the Harkin Amendment have been met. First, the value of the General Account interests do not vary according to the performance of a separate account. Second, the minimum interest guarantees for the General Account and related minimum amounts satisfy the requirements of the NAIC Model Standard Non-forfeiture Law for Individual Deferred Annuities. Lastly, the Company has adopted and implemented practices for the sale of the Contracts that meet or exceed the minimum requirements established by the NAIC’s Suitability in Annuity Transactions Model Regulation (“Model Regulation”). In meeting the third condition of the Harkin Amendment, the Company relies upon the FINRA safe harbor in Section 6.H. of the Model Regulation.

Securities and Exchange Commission

February 15, 2018

The Company notes that the Rule 151 safe harbor and the Harkin Amendment do not define the boundaries of the Section 3(a)(8) exemption from SEC regulation for insurance products. In that regard, the Company believes that with respect to the General Account interests, the Company is also eligible to rely on the general Section 3(a)(8) exemption. Although the Company has the contractual right to change the credited rate of interest for amounts in the General Account at its discretion, in practice, over the last 25 years the Company has changed the credited rate no more frequently than quarterly, and generally has changed the credited rate less frequently than that.

Appendix C – Voluntary Employee Contribution Program Variable Accumulation Annuity Contracts

Comment 25:	The Appendix states that the Company reserves the right to impose a charge in the future for transfers and withdrawals under VEC contracts. Accordingly, please disclose in the fee table, in the Summary, and in the section of the prospectus titled “Charges You or Your Employer Will Pay” the maximum transfer and withdrawal fees that could be assessed under a VEC contract. See Item 6(a) of Form N-4. Moreover, when discussing transfers and withdrawals, please include a cross-reference to “How to Make Allocation Changes, Transfers and Withdrawals,” which references VEC contracts.

Response:	As the VEC Contracts have been discontinued and none have been issued in over 30 years, the Company does not intend to impose any charges for transfers and withdrawals under the VEC Contracts and has removed the subject disclosure.

STATEMENT OF ADDITIONAL INFORMATION

Comment 26:	Please update the Average Annual Total Return tables, and the narrative following the tables, to reflect only the TDA and VEC Contracts offered through the registration statement.

Response:	It has been the Company’s longstanding practice to file a common SAI for all three (now four) registration statements covering the annuity contracts issued on Separate Account No. 2. This practice is intended to limit the costs of production of the SAI, including legal, typesetting and administrative expenses, which inures to the benefit of Contractholders and Participants. As all of the other information in the SAI is the same for all contract types, the Company believes that it should be sufficient to clearly label which disclosure with respect to average annual total return applies to each Contract, as the Company has done. We note that, to our knowledge, the Company has not received any questions or complaints from investors regarding any confusion as to what disclosure pertains to their Contract.

Securities and Exchange Commission

February 15, 2018

Comment 27:	When listing the order of Funds from which the monthly contract fee will be deducted, please include the Small Cap Equity Index Fund.

Response:	The Mutual of America Investment Corporation Small Cap Equity Index Fund, as well as the three other new funds (Mutual of America Investment Corporation 2060 Retirement Fund, MFS VIT III Mid Cap Value Portfolio, and Vanguard Total Bond Market Index Portfolio) were all added to the listing of the order of Funds from which the monthly contract fee will be deducted.

PART C

Comment 28:	Please provide powers of attorney that relate specifically to the registration statement as required by Rule 483(b) under the 1933 Act.

Response:	We will include updated powers of attorney for the officers and directors at the time we file a pre-effective amendment to the registration statement.

The Company believes that it has responded fully to each of the Commission staff’s comments. If you have any questions regarding the Company’s responses, please do not hesitate to contact the undersigned at the above telephone number, or my colleague, Scott Rothstein at 212-224-1530, at your earliest convenience. We appreciate your attention to this matter.

Sincerely,

/s/ Amy Latkin

Amy Latkin

Vice President and

Associate General Counsel

cc: Mr. Scott Rothstein, Esq.